SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                       Everest Investors 14, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $4,216,100(1)      Amount of Filing Fee: $843.22(2)
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(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Previously paid with Schedule TO filed January 22, 2004 and Amendment No. 1 filed February 12, 2004.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable    Filing party:  Not Applicable
     Form or registration no.:  Not Applicable  Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Investors 14, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 317 units ("Units") of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     CERTAIN FEDERAL INCOME TAX MATTERS

     The word "Certain" is hereby deleted from the heading of this section and from the corresponding reference in the Table of Contents.

     SCHEDULE I

     The introductory paragraph is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

     "The Purchaser has no officers, directors or employees."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004


                                     EVEREST INVESTORS 14, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President



                                     EVEREST PROPERTIES II, LLC


                                     By: /S/ DAVID I. LESSER
                                         ------------------------
                                         David I. Lesser
                                         Executive Vice President